Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Regains Compliance

with NASDAQ Listing Rules

TAIPEI, Taiwan, February 10, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today that it has received a letter from The NASDAQ Stock Market stating that the company has regained compliance with NASDAQ’s minimum bid price listing requirements.

The letter received from NASDAQ notes that for 10 consecutive business days, from January 26, 2012 to February 8, 2012, the closing bid price of GigaMedia’s ordinary shares was $1.00 or greater and states, “Accordingly, the company has regained compliance with listing rule 5450(a)(1) and this matter is now closed.”

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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